Exhibit 23.1

[Letterhead of KPMG LLP]

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Oritani Bank Employees Savings & Profit Sharing Plan and Trust

We consent to the incorporation by reference  in  registration statements No. 001-33223 on Form S-8 of Oritani Financial Corp. of our report dated June 26 2012, relating to the statements of net assets available for benefits of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust as of  December 31, 2011 and 2010, and the related  statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December  31, 2011,  which report  appears in the December 31, 2011 Annual Report on Form 11-K of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust.

/s/ KPMG LLP

June 26, 2012